Viceroy Exploration Ltd.
(an exploration stage company)

2006 Six Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three and six months ended June 30, 2006 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: August 8, 2006

“Robert V. Matthews”

Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

		June 30,		December 31,
		2006		2005
	$		$
Assets
Current assets
Cash and cash equivalents		73,210,225		23,116,259
Prepaid expenses		154,728		143,884
		73,364,953		23,260,143
Exploration properties (note 2)		32,921,866		19,944,753
Furniture and equipment – corporate office		72,197		48,708
		106,359,016		43,253,604
Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,269,984		959,140
Shareholders’ Equity
Capital stock (52,983,235 common shares; December 31, 2005 –		105,662,972		45,116,078
42,033,043 common shares) (note 3 (a))
Stock options and brokers’ warrants (note 3 (d))		7,890,661		4,125,351
Deficit		(9,464,601)		(6,946,965)
		104,089,032		42,294,464
		106,359,016		43,253,604

Approved by the Board of Directors

“W. David Black”	“Robert V. Matthews”

Director	Director
W. David Black	Robert V. Matthews

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2006	2005	2006	2005
	$	$	$	$

Expenses
Stock-based compensation
Directors/officers/employees	2,317,278	-	2,317,278	761,241
Other consultants	-		-	331,456
	2,317,278	-	2,317,278	1,092,697

Salaries, benefits and officer consultants	236,444	164,131	659,730	331,849
Stock exchange/transfer agent/listing application	87,980	181,609	157,545	192,756
Professional fees	78,254	29,439	155,751	42,336
Shareholders’ communication	23,341	24,328	45,307	31,212
Amortization	10,228	8,400	17,767	12,400
Investor relations	92,777	161,443	145,941	210,239
Travel and lodging	9,405	6,988	14,340	6,988
Office and miscellaneous	49,569	52,896	120,246	97,145

Loss before the following	2,905,276	629,234	3,633,905	2,017,622

Interest income	(711,862)	(70,686)	(1,120,711)	(152,992)

Foreign exchange loss (gain)	(7,797)	(1,308)	4,442	(3,682)

Loss for the period	2,185,617	557,240	2,517,636	1,860,948

Deficit - Beginning of period	7,278,984	5,128,838	6,946,965	3,825,130

Deficit - End of period	9,464,601	5,686,078	9,464,601	5,686,078

Basic and diluted loss per share	0.04	0.02	0.05	0.05

Weighted average number of shares outstanding	52,817,790	35,721,912	50,100,534	35,623,943

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2006	2005	2006	2005
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(2,185,617)	(557,240)	(2,517,636)	(1,860,948)

Non-cash charges (note 4 (a))	2,327,506	8,400	2,335,045	1,105,097
Changes in non-cash working capital items (note 4 (b))	(48,277)	4,276	(25,920)	(138,204)

	93,612	(544,564)	(208,511)	(894,055)

Cash flows (used in) from investing activities
Exploration properties	(5,899,347)	(1,661,343)	(9,250,076)	(2,799,462)
Furniture and equipment – corporate office	(14,518)	(17,527)	(41,256)	(22,993)

	(5,913,865)	(1,678,870)	(9,291,332)	(2,822,455)

Cash flows from financing activities
Bought deal financing – net	-	-	56,637,142	-
Exercise of warrants and stock options	587,639	439,439	2,956,667	657,939
Deferred charges	-	(32,431)	-	(32,431)

	587,639	407,008	59,593,809	625,508

Increase (decrease) in cash and cash equivalents	(5,232,614)	(1,816,426)	50,093,966	(3,091,002)

Cash and cash equivalents - Beginning of period	78,442,839	13,224,408	23,116,259	14,498,984

Cash and cash equivalents - End of period	73,210,225	11,407,982	73,210,225	11,407,982

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	73,210,225	11,407,982	73,210,225	11,407,982

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

2	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the province of San Juan.

		June 30, 2006

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Property

Gualcamayo	5,298,770	26,746,736	32,045,506
Salamanca	260,187	106,818	367,005
Las Flechas	200,000	400	200,400
Evelina	200,000	7,950	207,950
La Brea/Las Carachas	100,000	1,005	101,005
	6,058,957	26,862,909	32,921,866

		December 31, 2005

	Acquisition	Exploration
	cost	expenditures	Total
	$	$	$
Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005
	6,058,957	13,885,796	19,944,753

Las Flechas property:

Pursuant to a 2004 option agreement between the Company and a wholly owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange (TSX) listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years June 30, 2009.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

With consent having been given by the Company, in June 2006 the Tenke subsidiary signed an agreement permitting a subsidiary of Companhia Vale Rio Doce (CVRD) to earn a majority interest in the Tenke’s subsidiary’s interest in certain properties that include the Las Flechas property in return for funding exploration expenditures under the same general terms as the Viceroy-Tenke agreement, as defined.

Evelina property:

By option agreement dated as of May 1, 2006 between the Company and Corex Gold Corporation (Corex), a TSX Venture Exchange listed company, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-Viceroy has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, incurring one and one-half times the US$3.5 million in expenditures made by Corex. As Viceroy and Corex share a director in common, the agreement was negotiated at arms length and was approved by the independent directors of both companies.

In accordance with the terms of the agreement, on May 24, 2006 Viceroy was issued a Corex share certificate for 100,000 common shares which shares will be free trading on August 25, 2006. The quoted value of a Corex share at June 30, 2006 is $0.95.

Gualcamayo property:

Gualcamayo property exploration expenditures are as follows:

	Three Months		Six Months		Cumulative
	Ended June 30,		Ended June 30,		to June 30,
	2006	2005	2006	2005	2006
	$	$	$	$	$
Drilling	1,115,598	611,637	1,928,582	907,914	5,615,363
Geologists and engineers
salaries/fees/travel/lodging	339,035	187,858	652,703	356,164	2,146,674
Stock-based compensation	1,972,627	-	2,401,117	-	2,615,136
Bonus shares	-	-	-	-	138,361
Field support	891,360	311,457	1,480,437	604,180	3,843,618
Assays	124,440	36,591	188,251	56,295	766,825
Aeromagnetic survey	850	-	137,663	-	137,663
EIS/property permits/cannon
payments	239,898	(1,472)	597,549	10,363	1,056,765
Community relations	28,073	4,958	44,315	5,294	76,799
Road maintenance/drill pads	491,733	204,627	665,078	448,305	1,719,658
Location administration/ office
support	178,983	76,281	342,592	135,790	900,828
Vehicles/equipment/camps	596,640	168,999	710,092	218,044	1,276,228
Access roads	390,809	-	928,520	-	1,619,004
Office purchase – San Juan	162,837	-	162,837	-	162,837
Engineering studies	928,900	15,610	1,565,736	45,108	2,037,749
Argentine value added tax	681,521	208,953	1,125,870	356,490	2,633,228
	8,143,304	1,825,499	12,931,342	3,143,947	26,746,736

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

3	Capital stock

	a)	Issued and outstanding – common shares

	Six Months
	Ended June 30, 2006

	Number of	Amount
	shares	$

Balance – December 31, 2005	42,033,043	45,116,078
Bought deal financing, net of $3,000,000
underwriters’ fee and $362,858 expenses of issue	9,600,000	56,637,142
Exercise of private placement warrants	349,236	960,399
Exercise of brokers’ warrants	224,456	770,225
Exercise of stock options	776,500	2,179,128
Balance – June 30, 2006	52,983,235	105,662,972

b)	Warrants

	Six Months
	Ended June 30, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance – December 31, 2005	2,864,140	2.75
Exercise of private placement warrants	(349,236)	2.75
Exercise of brokers’ warrants	(224,456)	2.75
Balance – June 30, 2006	2,290,448	2.75

As at June 30, 2006, a total 2,290,448 warrants are outstanding from the December 6, 2004 financing, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $6,298,732, until December 6, 2006. The above-described outstanding warrants are comprised of 2,237,206 private placement warrants and 53,242 brokers’ warrants.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

c)	Stock options:

	Six Months
	Ended June 30, 2006

		Weighted
		average
	Number of	exercise price
	shares	$

Balance - December 31, 2005	3,470,000	2.03
Granted to directors/officers/employees	650,000	7.72
Granted to project geologists, engineers and personnel
capitalized to property exploration expenditures	890,000	6.73
Exercise of options by directors/officers/employees	(570,000)	1.74
Exercise of options by other consultants	(185,000)	1.57
Exercise of options by project geologists, engineers
and personnel	(21,500)	4.61
Balance – June 30, 2006	4,233,500	3.94

The following table summarizes information on stock options outstanding at June 30, 2006.

Range of		Weighted average	Weighted average
exercise prices	Number of	remaining	exercise price
$	shares	contractual life in years	$

0.50	100,000	2.20	0.50
1.25 –1.35	923,000	2.55	1.27
1.57	330,000	3.21	1.57
2.46	792,000	3.53	2.46
3.24 –3.55	480,000	4.11	3.50
4.61	68,500	4.47	4.61
5.10	255,000	4.52	5.10
6.74	210,000	4.72	6.74
7.70 -8.06	1,075,000	4.90	7.71

	4,233,500	3.81	3.94

As of June 30, 2006, seven options for 443,520 shares are subject to vesting over various periods to June 30, 2007.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

d)	Stock options and brokers’ warrants

	Six Months
	Ended June 30, 2006

	Number of		Amount
	shares	$

Balance – December 31, 2005	3,657,698		4,125,351

Stock-based compensation to directors/officer/employees	554,000		2,317,278
Stock-based compensation to project geologists, engineers
and personnel capitalized to property exploration expenditures	632,480		2,401,117
Exercise of stock-based compensation by
directors/officers/employees	(570,000)		(582,193)
Exercise of stock-based compensation by other consultants	(185,000)		(168,905)
Exercise of stock-based compensation by project geologists,
engineers and personnel capitalized to property exploration
expenditures	(21,500)		(49,016)
Exercise of stock-based compensation by brokers’
commission warrants	(224,456)		(152,971)

Balance – June 30, 2006	3,843,222		7,890,661

Assumptions used in calculating the fair value of stock-based compensation (Black-Scholes pricing model) recorded in the six months ended June 30, 2006:

Stock options granted to
project geologists,
	engineers and personnel	Stock options granted to
	capitalized to property	directors/officers/
	exploration expenditures	employees

Number of common shares	632,480	554,000
Grant price per share	$4.62 - $8.40	$7.93 - $8.95
Exercise price per share	$4.61 - $7.70	$7.70 - $8.06
Risk-free interest rate (percent)	3.84 - 4.48	4.13 - 4.48
Annual dividend per share	nil	nil
Price volatility (percent)	52 - 54	53 - 54
Option life in years	5	5
Weighted average grant date fair
value per share	$6.89	$7.97

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2006
(expressed in Canadian dollars)
(unaudited – prepared by management)

4	Supplemental cash flow information

	a)	Changes in non-cash charges:

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005
	$	$	$	$
Amortization	10,228	8,400	17,767	12,400
Stock-based compensation	2,317,278	-	2,317,278	1,092,697

	2,327,506	8,400	2,335,045	1,105,097

b)	Changes in non-cash working capital items:

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2006	2005	2006	2005
	$	$	$	$

Increase in prepaid expenses	(47,059)	(26,527)	(10,844)	(99,506)
Increase (decrease) in accounts
payable and accrued liabilities	(1,218)	30,803	(15,076)	(38,698)

	(48,277)	4,276	(25,920)	(138,204)

5	Geographic segment information

Assets by geographic segment are as follows:

	June 30,	December 31,
	2006	2005
	$	$
Canada	72,011,638	22,633,525
Argentina	34,311,030	20,604,375
Caribbean	36,348	15,704
	106,359,016	43,253,604

6	Related party transactions

During the six months ended June 30, 2006, a total $246,600 in cash compensation pursuant to consulting service arrangements was paid or was payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

Refer also to the option agreement with Corex (note 2).